UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Amendment No. 2

To

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

WPCS INTERNATIONAL INCORPORATED

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

92931L401

(CUSIP Number)

January 17, 2017

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[X]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

CUSIP No. 92931L401

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 286,607(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 286,607(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,607(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92% (based on 2,888,659 shares outstanding as of December 12, 2016)
12	TYPE OF REPORTING PERSON IN

(1)	Barry Honig is the trustee of GRQ Consultants, Inc. Roth 401K FBO Barry Honig (“Roth 401K”), and in such capacity, has voting and dispositive power over the securities held by such entity.

CUSIP No. 92931L401

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. Roth 401K FBO Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 286,607(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 286,607(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,607(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.92% (based on 2,888,659 shares outstanding as of December 12, 2016)
12	TYPE OF REPORTING PERSON* OO

(1)	Barry Honig is the trustee of the Roth 401K, and in such capacity holds voting and dispositive power over the securities held by the Roth 401K.

Item 1(a). Name of Issuer:

WPCS International Incorporated, a Delaware corporation (“Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

521 Railroad Avenue

Suisun City, California 94585

Item 2(a). Name of Person Filing.

The statement is filed on behalf of Roth 401K (the “Reporting Person”).

Item 2(b). Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c). Citizenship.

Roth 401K was organized in the State of Florida.

Item 2(d). Title of Class of Securities.

Common Stock, par value $0.0001.

Item 2(e). CUSIP Number.

92931L401

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned: 286,607(1)

(b) Percent of class: 9.92% (based on 2,888,659 shares outstanding as of December 12, 2016)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 286,607(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 286,607(1)

(1)	Barry Honig is the trustee of the Roth 401K, and in such capacity, has voting and dispositive power over the securities held by such entity.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc. Roth 401K FBO Barry Honig

Date: January 17, 2017	By:	/s/ Barry Honig
Barry Honig, Trustee